12/1.

03045120

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Int'l Health Partners

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

DEC 2 2 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4868 FISCAL YEAR 6-30-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 12/15/03

SEC# 82-4868

AR/S
6-30-03

INTERNATIONAL
HEALTH
PARTNERS
INC.

2003

ANNUAL REPORT

CORPORATE PROFILE

International Health Partners Inc. ("IHP") was founded in 1997 and is headquartered in Calgary, Alberta, Canada. IHP is a Practice Management Company ("PMC") and is in the business of acquiring and consolidating primary care medical and dental practices in Canada. The opportunity being that over 46,000 medical and dental practices operate as separate independent businesses, a system that many practitioners admit is seriously outdated. By bringing them into a larger corporate organization, significant economies are created, the gross market potential of this consolidator is over $10 Billion Cdn. annually.

IHP currently owns six dental and three medical facilities in Calgary and Edmonton, and has ambitious expansion plans.

TABLE OF CONTENTS

ANNUAL GENERAL AND SPECIAL MEETING

The Annual General and Special Meeting of Shareholders of International Health Partners Inc. will be held on Wednesday, December 3, 2003, at 2:00 P.M., in the Plus 15 Meeting Room, at the Ernst & Young Tower, 440 Second Avenue S.W., Calgary, Alberta.

REPORT TO SHAREHOLDERS

International Health Partners Inc. ("IHP") continues to develop itself into a leading Practice Management Company building value for its shareholders. IHP has been steadily growing a network of modern medical and dental facilities in the province while posting some impressive revenue gains. In the first quarter of 2003, IHP has acquired additional annualized revenues in excess of $3 million dollars, an increase of 53% over the previous years estimated $5.7 million in gross revenues.

In August of this year, IHP completed the expansion of its BowGlen Medical clinic. This clinic was moved to a larger location beside a pharmacy partner and two additional full time physicians were recruited from another province. Revenues at this location have since doubled from the previous $360,000 annualized to $780,000.

On September 8, 2003, IHP acquired the assets and location of Village Square Dental Group in Airdrie, Alberta and now operates as BrightSmile Dental Centre. This is a proven location with current annual revenues estimated at $1.1 million, which represents approximately a 20% increase in our annualized revenues.

On September 16, 2003 IHP has signed a Letter of Intent with the Board of Governors of the University of Calgary, Alberta and on October 1, 2003 has begun operating the University Health Clinic on campus. Under the proposed terms of the agreement, IHP has purchased the rights to operate the 7,200 square feet facility located on the second floor of the MacEwan Students Centre and will focus on developing it into a multi-disciplinary Health services provider on campus. The agreement also calls for the development of a 1,200 square feet Dental Office to be added by January 2004.

We remain very positive and optimistic about IHP's future. We are in a better position today than at any time in our history to capitalize on future opportunities in our business.

We have an outstanding team at IHP, from our Board of Directors, to our management team, to our talented employees. Together, our Professional Partners (Dentists and Physicians) and IHP provide our clients the best in quality dental and medical care.

We are committed to continually improving our corporate governance. We thank our Board for their significant contributions to date and for their continued support and guidance.

We thank our employees for their dedication to our Company throughout the year. As a team we achieved a great deal, and as individuals you each demonstrated your resolve to make IHP a better company. We thank them for their ongoing dedication.

We also thank our shareholders for your support as we build IHP into a strong Company. We will continue our dedication to building long-term shareholder value in the years ahead.

Sincerely

"signed"
David B. McQuaig
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis should be read in conjunction with the audited Financial Statements of International Health Partners Inc. for the year ended June 30, 2003 and 2002 and the notes thereto.

International Health Partners Inc. provides practice management services to medical and dental practitioners, thus allowing them to focus on quality patient care. The Corporation markets and operates dental facilities with the brand 310 SMILE and trades under the symbol IHP on the TSX Venture Exchange.

FINANCIAL INFORMATION

For the year ended June 30, 2003, the Corporation recorded total revenue of $5,674,040 of which $4,336,282 was derived from dental facilities & management fee income and $1,337,758 was derived from medical facilities income.

Expenses directly relating to the dental and medical facilities income were $2,630,955. These expenses consist of professional fees of $2,257,789 and lab fees of $373,166. Operating expenses relating to the dental and medical facilities were $2,274,064, including wages in the amount of $1,156,443. General and administrative expenses for the management of the Corporation were $671,272 including wages in the amount of $387,822.

The Corporation's objective is to meet its capital requirements by a combination of cash flow from dental and medical facilities, use of its available credit facilities and proceeds from raised capital.

SUBSEQUENT EVENTS

The Corporation has signed a letter of intent with S. Rajpal Professional Corporation to acquire the shares of the corporation and the location formerly known as Village Square Dental Group. The location in Airdrie, Alberta, began operating as a BrightSmile Dental Centre, effective September 1, 2003.

The Corporation has negotiated a private placement of $1,700,000 in Debentures with two arm's length purchasers. Each Debenture will mature five years after closing and will pay interest at 12% per annum. The Debenture holders will receive up to a maximum of 243,000 share purchase warrants with an exercise price of $0.20 each and an expiry date twenty-four months after closing. The Corporation will pay a finder's fee that complies with TSX Venture Exchange policies to Loewen & Partners Corporate Services Inc. for services provided as the Corporation's financial advisor. The private placement is subject to regulatory approval. The proceeds from these Debentures will be used to finance future acquisitions.

The Corporation has signed a letter of intent with the Board of Governors of the University of Calgary, Alberta. A formal management agreement has been developed for the management of the University Health Clinic on campus, effective October 1, 2003.

The Corporation renewed the dental contract with the Graduate Students Association of the University of Alberta, in October 2002, for a two-year period commencing October 15, 2002 to October 14, 2004.

The Corporation granted stock options to acquire 130,000 shares to directors, officers and employees on July 16, 2003. The options have an exercise price of $0.15 and expire July 15, 2008.

The Corporation has entered into a letter of agreement with Dr. S. Rajpal, DDS, to develop the first in a chain of full-service family health and wellness centers to be marketed under the brand name Apple Wellness Centre. The Apple Wellness Centre concept brings together a variety of health service providers in one facility to provide one-stop family health services in a boutique environment.

OUTLOOK

The Corporation intends to continue to acquire new dental and medical contracts over the ensuing year.

Management is continuing with its previous objective in increasing revenues and profitability at the existing facilities.

MANAGEMENT'S REPORT

The accompanying financial statements of International Health Partners Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with generally accepted accounting principles.

The Company maintains systems of internal accounting and administrative controls, consistent with reasonable costs, which are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate, and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.

The financial statements have been audited by Buchanan Barry LLP, and their report is contained herein.

("signed")
David B. McQuaig
President and Chief Executive Officer

("signed")
Brian Lamb, CMA
Chief Financial Officer

AUDITORS' REPORT

TO THE SHAREHOLDERS OF INTERNATIONAL HEALTH PARTNERS INC.

We have audited the consolidated balance sheets of International Health Partners Inc. as at June 30, 2003 and June 30, 2002 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at June 30, 2003 and June 30, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
September 26, 2003

"signed"
Buchanan Barry LLP
Chartered Accountants

FINANCIAL STATEMENTS

BALANCE SHEETS
June 30, 2003 and 2002

	2003	2002
ASSETS		
Current assets		
Cash held in trust	$ -	$ 148,725
Short-term investments	294,423	138,158
Accounts receivable	396,333	344,245
Inventory	-	39,338
Prepaid expenses and deposits	66,678	63,023
	757,434	733,489
Capital assets *(note 6)*	1,105,457	1,181,507
Intangible assets *(note 7)*	27,866	6,333
Deferred charges *(note 8)*	29,603	-
Future income tax receivable *(note 17)*	129,686	-
Goodwill *(note 9)*	452,005	452,005
	$ 2,502,051	$ 2,373,334
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness *(note 10)*	$ 71,896	$ 17,605
Accounts payable and accrued liabilities	617,634	708,209
Other accounts payable *(note 11)*	-	30,000
Deferred revenue *(note 12)*	154,423	138,158
Current portion of long-term debt *(note 13)*	28,207	51,940
Current portion of capital lease obligations *(note 14)*	201,196	67,861
Convertible debentures *(note 15)*	60,000	60,000
	1,133,356	1073,773
Long-term debt *(note 13)*	-	28,207
Capital lease obligations *(note 14)*	705,902	828,824
	1,839,258	1,930,804
Shareholders' equity:		
Share capital *(note 16)*	1,960,508	1,684,291
Deficit	(1,297,715)	(1,241,761)
	662,793	442,530
Future operations *(note 2)*		
Commitments *(note 20)*		
Subsequent events *(note 21)*		
	$ 2,502,051	$ 2,373,334

Signed on behalf of the Board:

Randy Dawson, Director

Steve Walton, Director

See accompanying notes to financial statements.

FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS AND DEFICIT
Years ended June 30, 2003 and 2002

	2003	2002
Revenue		
Dental facilities revenue	$ 4,243,149	$ 3,560,102
Medical facilities revenue	1,337,758	1,238,631
Management fees	93,133	87,631
	5,674,040	4,886,364
Expenses		
Dental, medical and lab fees	2,630,955	2,303,208
	3,043,085	2,583,156
Other income and expenses		
Operating expenses	2,274,065	1,986,228
General and administrative	671,272	575,992
Amortization	224,834	205,553
Interest on long-term obligations	66,807	58,763
Other income	(8,253)	(6,241)
	3,228,725	2,820,295
Income (loss) before income taxes	(185,640)	(237,139)
Future income tax (recovered)	(129,686)	-
Net income (loss)	(55,954)	(237,139)
Deficit, beginning of the year	(1,241,761)	(1,004,622)
Deficit, end of the year	$ (1,297,715)	$ (1,241,761)
Loss per share - basic	$ (0.01)	$ (0.03)
Loss per share – diluted	$ (0.01)	$ (0.03)

See accompanying notes to financial statements.

FINANCIAL STATEMENTS

STATEMENTS OF CASH FLOWS
Years ended June 30, 2003 and 2002

	2003	2002
Cash flows from (used in) operating activities		
Net income (loss)	$ (55,954)	$ (237,139)
Items not involving cash:		
Amortization	224,834	205,553
Expected future income tax	(129,686)	-
Services and purchases settled with issuance of shares	83,800	12,500
Cancellation of common shares	(17,500)	-
	105,494	(19,086)
Net change in non-cash working capital relating to operating balances (*note 19*)	(120,715)	138,764
	(15,221)	119,678
Cash flows from (used in) financing activities		
Issuance of common shares (net of share issue costs)	209,917	556,296
Proceeds from convertible debenture	-	60,000
Proceeds from capital lease obligations (net of repayments)	(24,080)	154,365
Payment of deferred charges	(29,603)	-
Repayment of long-term debt	(51,940)	(54,810)
	104,294	715,851
Cash flows from (used in) investing activities		
Purchase of capital assets	(113,024)	(169,518)
Purchase of intangible assets	(22,800)	(9,500)
Business acquisition costs capitalized	-	(28,089)
Purchase of goodwill	-	(321,176)
	(135,824)	(528,283)
Increase (decrease) in cash and cash equivalents	(46,751)	307,246
Cash (deficiency), beginning of year	269,278	(37,968)
Cash and cash equivalents, end of year	**$ 222,527**	**$ 269,278**
Cash and cash equivalents consist of		
Cash (bank indebtedness)	$ (71,896)	$ (17,605)
Cash held in trust	-	148,725
Short-term investments	294,423	138,158
	$ 222,527	**$ 269,278**

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. GENERAL

International Health Partners Inc. (the "Corporation") is incorporated under the Business Corporations Act (Alberta). The Corporation acts as a dental and medical practice management company through which it acquires operating dental and medical assets, employs non-professional personnel and enters into service agreements with dental and medical practitioners. The Corporation carries on the business of dental and medical practice management in one operating segment primarily in Western Canada.

The financial statements of the Corporation have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in compliance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

2. FUTURE OPERATIONS

The consolidated financial statements are prepared on a basis appropriate for a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. At June 30, 2003, the Corporation has a working capital deficiency and has incurred operating losses. The Corporation's ability to continue as a going concern is dependent upon achieving profitable operations and obtaining financing to meet its obligations. If the going concern assumption was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of certain assets and liabilities and the reported revenue and expenses.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements include the accounts of International Health Partners Inc. and of all subsidiary companies and comply with Canadian generally accepted accounting principles.

(b) Short-term investments

Short-term investments are valued at the lower of cost or quoted market value (market value: 2003 - $294,423; 2002 - $138,158).

(c) Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful lives of the assets at the following annual rates.

Asset	Basis	Rate
Office furniture and fixtures	Declining balance	20%
Dental and medical equipment	Declining balance	20%
Computer equipment and software	Declining balance	30%
Leasehold improvements	Straight-line	10 years

(d) Intangible assets

Intangible assets are recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful lives of the assets as follows:

Asset	Basis	Rate
Facilities management agreement	Straight-line	10 years
License agreement	Straight-line	42 months

(e) Goodwill

Goodwill is recorded at cost less accumulated amortization. Goodwill has not been amortized subsequent to June 30, 2001 in accordance with Canadian generally accepted accounting principles. Management reviews the valuation of goodwill on an ongoing basis, taking into consideration any events or circumstances which might have impaired the fair value. Goodwill is written down to fair value when declines in value are considered to be other than temporary based on the expected cash flows.

(f) Deferred charges

Deferred charges relate to lease premium payments. The charges are amortized on a straight-line basis over the remaining terms of the leases.

(g) Loss per share

Loss per Common Share is calculated using the weighted average number of Common Shares outstanding during the year. For the year ended June 30, 2003 the weighted average number of Common Shares outstanding was 9,729,888 (2002 – 6,995,154). The diluted weighted average number of Common Shares outstanding was 9,778,888 (2002 – 6,995,154).

(h) Income taxes

The Corporation follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

(i) Stock-based compensation plans

The Corporation has stock-based compensation plans which are described in note 15. Consideration paid on exercise of stock options or purchase of stock is credited to Common Shares and no compensation expense is recognized when stock options are exercised or stock is issued.

4. CHANGE IN ACCOUNTING POLICIES

Effective July 1, 2002, the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation. The recommendations require that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The recommendations encourage the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that a company is required to or has a practice of settling in cash are recorded as liabilities. For stock options granted to employees, the Corporation has adopted the disclosure only provisions of the new recommendations whereby pro forma net income and pro forma earnings per share are disclosed in the notes to the financial statements, as if the fair value based method of accounting had been used. This disclosure is provided for stock option grants after June 30, 2002, but not for any grants on that date or prior to that date.

Effective July 1, 2001, the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for goodwill. Goodwill was not amortized subsequent to June 30, 2001. Previously the Corporation amortized goodwill on a straight-line basis over 5 years. There has been no change in previously reported amounts and comparative financial statements have not been restated.

5. BUSINESS ACQUISITIONS

(a) DentaCare - Westland ("Westland")

The Corporation acquired certain assets of Westland effective July 1, 2001. The transaction was accounted for using the purchase method.

(b) DentaCare Inc. ("DentaCare")

The Corporation acquired certain assets of DentaCare effective July 1, 2001. The transaction was accounted for using the purchase method.

(c) AE Dental Centre Ltd. ("AE Dental")

The Corporation acquired certain assets of AE Dental effective June 14, 2002. The transaction was accounted for using the purchase method. The Common Shares in the amount of $15,000 were issued subsequent to June 30, 2002 and were recorded in other accounts payable at June 30, 2002 (note 10).

Details of the aggregate consideration given and the fair values of net assets acquired are as follows:

Consideration:

	Westland	DentaCare	AE Dental	Total
Cash	$ 22,112	$ -	$ 142,885	$ 164,997
Convertible Debenture	69,230	35,770	60,000	165,000
Issuance of share capital	155,000	-	15,000	170,000
Assumption of debt	120,000	-	82,115	202,115
	$ 366,342	$ 35,770	$ 300,000	$ 702,112

Net Assets acquired, at fair value:

	Westland	DentaCare	AE Dental	Total
Current assets	$ 67,666	$ -	$ 20,000	$ 87,666
Capital assets	149,750	-	160,000	309,750
Intangible assets	-	9,500	-	9,500
Prepaid revenue	-	26,270	-	26,270
Goodwill	201,176	-	120,000	321,176
Current liabilities	(52,250)	-	-	(52,250)
	$ 366,342	$ 35,770	$ 300,000	$ 702,112

6. CAPITAL ASSETS

During the year ended June 30, 2003 the Corporation acquired capital assets, through capital lease obligations, in the amount of $34,493 (2002 - $235,331).

			2003
	Cost	Accumulated amortization	Net book value
Computer equipment and software	$ 60,392	$ 35,225	$ 25,167
Computer equipment under capital lease	85,857	50,077	35,780
Office furniture and fixtures	49,933	17,473	32,460
Office furniture and fixtures under capital lease	38,858	13,597	25,261
Medical and dental equipment	289,387	130,688	158,699
Medical and dental equipment under capital lease	517,029	233,491	283,538
Leasehold improvements	469,296	133,217	336,079
Leasehold improvements under capital lease	291,109	82,636	208,473
	$ 1,801,861	$ 696,404	$ 1,105,457

	2002		
	Cost	Accumulated amortization	Net book value
Computer equipment and software	$ 40,816	$ 19,695	$ 21,121
Computer equipment under capital lease	81,832	39,487	42,345
Office furniture and fixtures	36,804	8,094	28,710
Office furniture and fixtures under capital lease	38,858	8,546	30,312
Medical and dental equipment	270,971	90,720	180,251
Medical and dental equipment under capital lease	486,561	162,900	323,661
Leasehold improvements	407,393	83,633	323,760
Leasehold improvements under capital lease	291,109	59,762	231,347
	$ 1,654,344	$ 472,837	$ 1,181,507

7. INTANGIBLE ASSETS

	2003		
	Cost	Accumulated amortization	Net book value
License agreement	$ 9,500	$ 4,434	$ 5,066
Facilities management agreement	22,800	-	22,800
	$ 32,300	$ 4,434	$ 27,866

	2002		
	Cost	Accumulated amortization	Net book value
License agreement	$ 9,500	$ 3,167	$ 6,333

8. DEFERRED CHARGES

	2003	2002
Cost	$ 33,367	$ -
Accumulated amortization	(3,764)	-
	$ 29,603	$ -

9. GOODWILL

	2003	2002
Cost	$ 495,686	$ 495,686
Accumulated amortization	(43,681)	(43,681)
	$ 452,005	$ 452,005

10. BANK INDEBTEDNESS

		2003		2002
Revolving line of credit	$	71,896	$	17,605

Revolving lines of credit are available to the Corporation up to a maximum of $180,000 (2002 - $150,000). The loans are repayable on demand and bear interest at prime plus 1.25% per annum. General security agreements and general assignments of book debts secure the loans.

11. OTHER ACCOUNTS PAYABLE

		2003		2002
Share subscriptions payable	$	-	$	15,000
Deferred purchase consideration (note 5(c))		-		15,000
	$	-	$	30,000

Share subscriptions payable

As consideration for the purchase of office furniture and computer equipment and software in April 2002 in the amount of $15,000, the Corporation issued 150,000 Common Shares at a deemed issue price of $0.10 per share. The shares were issued subsequent to June 30, 2002.

12. DEFERRED REVENUE

Deferred revenue consists of funds received in advance from the Graduate Students Association of the University of Alberta for dental services provided subsequent to June 30, 2003.

13. LONG-TERM DEBT

		2003		2002
Bank loan, repayable in monthly installments of $2,870 plus interest at bank prime plus 2.25%, due March 2004	$	28,207	$	62,647
Note payable, non-interest bearing, due August 2002		-		17,500
		28,207		80,147
Less current portion		28,207		51,940
	$	-	$	28,207

The bank loan is secured by government guarantees and other non-corporate security. Principal payments in 2004 are $28,207.

14. CAPITAL LEASE OBLIGATIONS

	2003	2002
Capital leases, renegotiated July 2002 (note 20)	$ -	$ 333,581
Capital leases, repayable in monthly installments of $6,952 including interest at 7.5%, due July 2009	417,011	-
Capital lease, repayable in monthly installments of $2,400 including interest at 8.75%, due May 2005	69,077	90,864
Capital lease, repayable in monthly installments of $1,138 including interest at 6.85%, due July 2009	67,778	-
Capital lease, repayable in monthly installments of $2,767 including interest at 7.5%, due October 2009	171,245	-
Capital lease, repayable in monthly installments of $614 including interest at 9.9%, due November 2006	21,295	-
Capital lease, repayable in monthly installments of $1,961 including interest at 6.85%, due July 2009	116,762	130,508
Capital lease, repayable in monthly installments of $416 including interest at 7.5%, due July 2009	24,981	
Capital lease, repayable in monthly installments of $369 including interest at 12%, due January 2007	-	7,135
Capital lease, repayable in monthly installments of $360 including interest at 7.5%, due July 2006	12,105	-
Capital lease, repayable in monthly installments of $158 including interest at 12.25%, due June 2008	6,844	-
Capital leases, repayable in monthly installments of $7,572 including interest at 7.5%, due October 2009	-	103,757
Capital lease, repayable in monthly installments of $3,646 including interest at 7.5%, due November 2009	-	230,840
	907,098	896,685
Less current portion	201,196	67,861
	$ 705,902	$ 828,824

Future minimum lease payments, excluding implicit interest, are as follows:

2004	$ 201,196
2005	220,585
2006	172,401
2007	164,501
2008 and subsequent	361,018
	$ 1,119,701
Less: amount representing interest at various rates	212,603
	$ 907,098

15. CONVERTIBLE DEBENTURE

The convertible debenture in the amount of $60,000 (2002 - $60,000) was issued June 14, 2002 and bears interest at the rate of 6% per annum. Principle and interest were paid in full September 14, 2003. The debenture is secured by way of a fixed and floating charge over the Corporation's present and after acquired assets. The security is subordinated to the prior payment in full of all senior indebtedness. The conversion price is $0.25 per Common Share. The holder has the right to convert any or all of the principle amount at any time until the debenture is fully repaid, redeemed, purchased by the Corporation or cancelled. The debenture is redeemable, in its entirety, but not partially, at any time prior to maturity, at the option of the Corporation.

16. SHARE CAPITAL

(a) Authorized:

Unlimited number of Common Shares

Unlimited number of Preferred Shares issuable in series

(b) Common shares issued:

	Number of shares	Amount
Balance, June 30, 2001	5,155,274	$ 1,115,495
Issued for cash on private placements	2,024,500	326,288
Issued on business acquisitions	1,195,000	239,000
Issued for services	50,000	12,500
Share issue costs	-	(8,992)
Balance, June 30, 2002	8,424,774	$1,684,291

	Number of shares	Amount
Balance, June 30, 2002	8,424,774	$1,684,291
Issued for cash on private placements	3,000,000	300,000
Issued on business acquisitions (note 10)	150,000	15,000
Issued for purchase of capital assets (note 10)	150,000	15,000
Issued for services	308,333	37,000
Cancelled	(100,000)	(17,500)
Share issue costs	-	(73,283)
Balance, June 30, 2003	11,933,107	$1,960,508

(c) Stock options:

The following options to purchase common shares have been granted to directors, officers and employees. Options expire five years from the time of grant and can be exercised any time prior to expiry. At the time of grant, the exercise price is equal to the market price.

	June 30, 2003		June 30, 2002	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding, beginning of year	513,500	$0.21	361,800	$0.27
Granted	299,000	$0.10	297,600	$0.16
Exercised	-	-	-	-
Cancelled	(7,500)	$0.12	(145,900)	$0.26
Outstanding, end of year	805,000	$0.17	513,500	$0.21

Octagon Capital Corporation was granted 70,000 options at an exercise price of $0.15 per Common Share on January 7, 2003. The options expired May 16, 2003.

The following summarizes information about the stock options outstanding at June 30, 2003. All of these options are currently exercisable.

Range of exercise prices	Number out-standing at June 30, 2003	Weighted-average remaining contractual life (years)	Weighted-average exercise price
$0.25	181,200	1.27	$0.25
$0.36	39,200	1.71	$0.36
$0.16	290,600	3.33	$0.16
$0.10	294,000	4.18	$0.10
$0.16 - $0.36	805,000	3.10	$0.23

(d) Stock based compensation:

If the Corporation had used the fair value method of accounting for stock-based compensation, the Corporation's net loss and loss per share would have been as per the pro forma amounts indicated below:

	Net loss	Loss per share basic	Loss per share diluted
As reported	$ (55,954)	$ (0.01)	$ (0.01)
Pro forma	$ (58,753)	$ (0.01)	$ (0.01)

The fair value of each option granted is estimated on the date of grant to be $0.00952 per share using the Black-Scholes option pricing model with the following assumptions for grants in the year ended June 30, 2003: no dividends are to be paid, expected volatility of 14%, risk-free interest rate of 4.09%, and expected lives of 5 years.

(e) Warrants:

The following warrants to purchase common shares have been issued to outsiders and investors of the Company. Warrants expire within two years from the time of issue and can be exercised at any time prior to expiry. At the time of the issue, the exercise price is equal to the market price.

	June 30, 2003		June 30, 2002	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding, beginning of year	2,024,500	$0.23	1,559,000	$0.30
Issued	-	-	700,000	$0.20
Expired	(1,324,500)	$0.25	(234,500)	$0.60
Outstanding, end of year	700,000	$0.30	2,024,500	$0.23

The following summarizes information about warrants outstanding at June 30, 2003. All of these warrants are currently exercisable.

Exercise price	Number outstanding at June 30, 2003	Weighted-average remaining contractual life (years)	Weighted-average exercise price
$0.30	700,000	0.38	$0.30

17. INCOME TAX

The income tax expense differs from the amount that would be obtained by applying the expected Canadian income tax rates as follows:

	2003	2002
Loss before income tax	$ (185,640)	$ (237,139)
Corporate income tax rate	38.00%	41.11%
Expected future income tax	(70,543)	(97,488)
Resulting from:		
Amortization	85,437	84,504
Capital cost allowance	(45,378)	(23,312)
Benefits of capital assets not previously recognized	(68,486)	-
Other items	(15,930)	(12,778)
Benefits of loss carry-forwards not previously recognized	(18,431)	-
Loss for which no benefit has been recognized	3,645	49,074
Income tax expense (recovery)	$ (129,686)	$ -

The Corporation and its wholly owned subsidiaries have the following deductions available for use against future years' income:

			Maximum annual Rate of Claim
Undepreciated capital costs	$	1,283,423	20 – 100%
Eligible capital expenditures	$	252,305	7%
Share issue costs	$	70,174	20%
Deferred finance charges	$	26,694	20%

The Corporation has incurred non-capital losses for income tax purposes of approximately $1,342,495 as at June 30, 2003; the related benefit of these losses has been partially recorded in these financial statements as the Corporation is unable to ascertain whether it is more likely than not that all of these losses will be utilized in future periods. For this reason, a valuation allowance of $1,242,413 for non-capital losses has been incorporated for which no future recovery has been recorded. Unless sufficient taxable income is earned, these losses will expire as follows:

2005	$	100,174
2006		109,875
2007		357,363
2008		540,649
2009		119,373
2010		115,061
	$	1,342,495

Reconciliation of the Corporation's Income tax rate is as follows:

Federal income tax rate	34.00 %
Federal abatement	(10.00)%
Surtax	1.12 %
Provincial income tax rate	12.88 %
Combined federal and provincial income tax rate	38.00 %

18. FINANCIAL INSTRUMENTS

The Corporation's financial instruments included in the balance sheet are comprised of cash, short-term investments, accounts receivable, prepaid expenses and deposits, bank indebtedness, accounts payable and accrued liabilities, other accounts payable, deferred revenue, long-term debt and capital lease obligations.

(a) Fair values

The fair values of the Corporation's financial instruments do not differ significantly from their carrying values.

(b) Credit risk

The Corporation's accounts receivable are due from a diverse group of customers and as such are subject to normal credit risks.

(c) Interest rate risk

The Corporation is also exposed to interest rate cash flow risk to the extent that the bank indebtedness, bank loan and capital lease obligations are at floating interest rates.

19. CHANGE IN NON-CASH OPERATING ACCOUNTS

		2003		2002
Accounts receivable	$	(52,088)	$	(156,060)
Inventory		39,338		(8,585)
Prepaid expenses and deposits		(3,655)		14,297
Accounts payable and accrued liabilities		(120,575)		150,954
Deferred revenue		16,265		138,158
	$	(120,715)	$	138,764

20. COMMITMENTS

The Corporation has operating lease commitments for clinic premises and equipment rental. Future payments pursuant to these commitments are as follows:

2004	$	366,162
2005		291,206
2006		205,925
2007		119,024
2008		35,273
	$	1,017,590

The Corporation has a commitment for a settlement agreement in the amount of $34,000. Payments in the amount of $24,000 were made in 2003. Future payments consist of $10,000 in 2004.

21. SUBSEQUENT EVENTS

(a) Acquisitions:

In September 2003, the Corporation signed a letter of intent with S. Rajpal Professional Corporation to acquire the shares of the Corporation and the location formerly known as Village Square Dental Group. The location in Airdrie, Alberta began operating as a BrightSmile Dental Centre, effective September 1, 2003.

(b) Private placement:

The Corporation issued a news release September 8, 2003 announcing that it has negotiated a private placement of $1,700,000 in Debentures with two arm's length purchasers. Each Debenture will mature five years after closing and will pay 12% interest annually. The Debenture holders will receive up to a maximum 243,000 share purchase warrants with an exercise price of $0.20 each and an expiry date twenty-four months after closing. The Corporation will pay a finder's fee that complies with TSX Venture Exchange policies to Loewen and Partners Corporate Services Inc. for services provided as the Corporation's financial advisor. The private placement is subject to regulatory approval. The proceeds from these debentures will be used to finance two imminent acquisitions and potentially three more acquisitions in the next six months.

(c) Stock options:

The Corporation granted stock options to acquire 130,000 shares to directors, officers and employees on July 16, 2003. The options have an exercise price of $0.15 and expire July 15, 2008.

(d) Letter of intent:

The Corporation has entered into a letter of intent with the Board of Governors of the University of Calgary, Alberta. A formal management agreement will be developed whereby the Corporations will partner with and manage Student Health Services on campus.

(e) Letter of agreement:

The Corporation has entered into a letter of agreement with Dr. S. Rajpal, DDS to develop the first in a chain of full-service family health and wellness centres to be marketed under the brand name Apple Wellness Centres. The Apple Wellness Centre concept is to bring together a variety of health service providers in one facility to provide one-stop family health services in a boutique environment.

CORPORATE INFORMATION

BOARD OF DIRECTORS

David B. McQuaig
President & CEO
International Health Partners Inc.

Randy Dawson
President of Alberta Spirits, Inc.

Paul A. Grehan
Principal Serious Business Solutions

Dr. Nathaniel Podilsky
President of DentaCare

Robert Syverson
President of Crown Consulting, LLC

H. Steve Walton
Managing Director, Cypress Capital

OFFICERS

David B. McQuaig
President and CEO

Brian Lamb, CMA
Chief Financial Officer

Randy Dawson
Secretary

LEGAL COUNSEL

Drummond Phillips & Sevalrud LLP
Calgary, Alberta

BANKER

Bank of Montreal
Calgary, Alberta

AUDITORS

Buchanan Barry LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

TSX Venture Exchange
*Trading Symbol: **"IHP"***

TRANSFER SERVICES

Computershare Investor Services
600, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

HEAD OFFICE
Suite 201, 501 – 18th Ave. S.W.
Calgary, Alberta, Canada
T2S 0C7

Phone (403) 264-7664
Fax (403) 264-7640
Website: www.ihp.ca

FORM 51-901F

Quarterly Report and Year-End Report

Incorporated as part of:

[ ] **Schedule A**

[X] **Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER:	International Health Partners Inc.
ISSUER ADDRESS:	Suite 201, 501 – 18 Ave. S.W. Calgary, Alberta T2S 0C7
ISSUER TELEPHONE NUMBER:	403-264-7664
ISSUER FAX NUMBER:	403-264-7640
CONTACT PERSON:	David B. McQuaig
CONTACT'S POSITION:	President & CEO
CONTACT'S TELEPHONE NUMBER:	403-264-7664
FOR QUARTER ENDING:	June 30, 2003
WEB SITE:	www.ihp.ca
CONTACT E-MAIL ADDRESS:	davidb@ihp.ca
DATE OF REPORT:	October 31, 2003

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE BOARD OF DIRECTORS HAS APPROVED THE DISCLOSURE CONTAINED THEREIN. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

David B. McQuaig	*"David B. McQuaig"*	2003/10/31
Name of Director	Signed (Typed)	Date Signed (YY/MM/DD)
Nathaniel Podilsky	*"Nathaniel Podilsky"*	2003/10/31
Name of Director	Signed (Typed)	Date Signed (YY/MM/DD)

SCHEDULE B

SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED JUNE 30, 2003

1. ANALYSIS OF EXPENSES

For the year ended June 30, 2003, dental, medical and lab fees in the amount of $2,630,955 consist of professional fees of $2,257,789 and lab fees of $373,166.

Other expenses are broken down into four main categories. $2,274,065 relates to operating expenses directly incurred in the daily operation of medical and dental facilities, including wages in the amount of $1,156,443. $671,272 relates to general and administrative expenses incurred by head office. These consist of expenses incurred by the management team in Calgary and the accounting department in Edmonton. They include salaries in the amount of $387,822 as well as general office expenses, marketing and staffing administration expenses. Depreciation and amortization of $224,834 relates to facilities and equipment.

2. RELATED PARTY EXPENDITURES

There were no related party transactions.

3. (a) SUMMARY OF SECURITIES ISSUED DURING THE PERIOD

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
July 23/02	Shares	Acquisition	150,000	$0.10	$ 15,000	Assets
Aug. 19/02	Shares	Acquisition	150,000	$0.10	$ 15,000	Assets
Aug. 23/02	Shares	Cancellation	(100,000)	$0.175	$ (17,500)	Services
Feb. 21/03	Shares	Private Plc	3,000,000	$0.10	$300,000	Cash
Apr. 30/03	Shares	For Debt	308,333	$0.12	$ 37,000	Services

(b) SUMMARY OF OPTIONS GRANTED DURING THE PERIOD

Date	Number	Name of Optionee	Exercise Price	Expiry Date
Sept. 5/02	40,000	David McQuaig	$0.10	Sept. 5, 2007
Sept. 5/02	40,500	Dr. N. Podilsky	$0.10	Sept. 5, 2007
Sept. 5/02	75,000	Brian Lamb	$0.10	Sept. 5, 2007
Sept. 5/02	20,500	Randy Dawson	$0.10	Sept. 5, 2007
Sept. 5/02	16,000	Robert Syverson	$0.10	Sept. 5, 2007
Sept. 5/02	16,000	Steve Walton	$0.10	Sept. 5, 2007
Sept. 5/02	16,000	Dr. S. Rajpal	$0.10	Sept. 5, 2007
Sept. 5/02	20,000	Suzanne Armstrong	$0.10	Sept. 5, 2007
Sept. 5/02	10,000	Rita Loken	$0.10	Sept. 5, 2007
Sept. 5/02	5,000	Mariann McPherson	$0.10	Sept. 5, 2007
Sept. 5/02	5,000	Jo-Ann Collison	$0.10	Sept. 5, 2007
Sept. 5/02	35,000	Dr. D. Daniel	$0.10	Sept. 5, 2007
Jan. 8/03	(2,500)	Jo-Ann Collison	$0.16	Cancelled
Jan. 8/03	(5,000)	Jo-Ann Collison	$0.10	Cancelled

SCHEDULE B – SUPPLEMENTARY INFORMATION cont'd

4. (a) &
(b) PARTICULARS OF AUTHORIZED CAPITAL AND SUMMARY OF SHARES ISSUED AND OUTSTANDING

Authorized:	Unlimited Common Shares with no par value
Issued:	11,933,107 Common Shares
Value of Common Shares:	$1,960,508

(c) SUMMARY OF OPTIONS AND WARRANTS OUTSTANDING AS AT JUNE 30, 2003:

Security	Number	Exercise Price	Expiry Date
Options	181,200	$0.25	06.10.2004
Options	39,200	$0.36	16.03.2005
Options	290,600	$0.16	29.10.2006
Options	294,000	$0.10	05.09.2007
Warrants	700,000	$0.30	16.11.2003

(d) NUMBER OF SHARES SUBJECT TO ESCROW AS AT JUNE 30, 2003:

1,368,000 Common Shares

5. LIST OF DIRECTORS AND OFFICERS AS AT OCTOBER 31, 2003

David B. McQuaig	Director, President and CEO
Randy Dawson	Director, Secretary
Dr. Nathaniel Podilsky	Director
Robert Syverson	Director
Steven Walton	Director
Paul A. Grehan	Director
Brian Lamb, CMA	Chief Financial Officer

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDING JUNE 30, 2003

International Health Partners Inc. provides practice management services to medical and dental practitioners, thus allowing them to focus on quality patient care. The Corporation markets and operates dental facilities with the brand 310 SMILE and trades under the symbol IHP on the TSX Venture Exchange.

For the year ended June 30, 2003, the Corporation recorded total revenue of $5,674,040 of which $4,336,282 was derived from dental facilities & management fee income and $1,337,758 was derived from medical facilities income.

Expenses directly relating to the dental and medical facilities income were $2,630,955. These expenses consist of professional fees of $2,257,789 and lab fees of $373,166. Operating expenses relating to the dental and medical facilities were $2,274,064, including wages in the amount of $1,156,443. General and administrative expenses for the management of the Corporation were $671,272 including wages in the amount of $387,822.

The Corporation's objective is to meet its capital requirements by a combination of cash flow from dental and medical facilities, use of its available credit facilities and proceeds from raised capital.

The Corporation has signed a letter of intent with S. Rajpal Professional Corporation to acquire the shares of the corporation and the location formerly known as Village Square Dental Group. The location in Airdrie, Alberta, began operating as a BrightSmile Dental Centre, effective September 1, 2003.

The Corporation has negotiated a private placement of $1,700,000 in Debentures with two arm's length purchasers. Each Debenture will mature five years after closing and will pay interest at 12% per annum. The Debenture holders will receive up to a maximum of 243,000 share purchase warrants with an exercise price of $0.20 each and an expiry date twenty-four months after closing. The Corporation will pay a finder's fee that complies with TSX Venture Exchange policies to Loewen & Partners Corporate Services Inc. for services provided as the Corporation's financial advisor. The private placement is subject to regulatory approval. The proceeds from these Debentures will be used to finance future acquisitions.

The Corporation has signed a letter of intent with the Board of Governors of the University of Calgary, Alberta. A formal management agreement has been developed for the management of the University Health Clinic on campus, effective October 1, 2003.

The Corporation renewed the dental contract with the Graduate Students Association of the University of Alberta, in October 2002, for a two-year period commencing October 15, 2002 to October 14, 2004.

The Corporation granted stock options to acquire 130,000 shares to directors, officers and employees on July 16, 2003. The options have an exercise price of $0.15 and expire July 15, 2008.

The Corporation has entered into a letter of agreement with Dr. S. Rajpal, DDS, to develop the first in a chain of full-service family health and wellness centers to be marketed under the brand name Apple Wellness Centre. The Apple Wellness Centre concept brings together a variety of health service providers in one facility to provide one-stop family health services in a boutique environment.

The Corporation intends to continue to acquire new dental and medical contracts over the ensuing year.

Management is continuing with its previous objective in increasing revenues and profitability at the existing facilities.

82-4868

INTERNATIONAL HEALTH PARTNERS INC.

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY, DECEMBER 3, 2003

To the Shareholders:

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the holders of common shares (the "Shareholders") of INTERNATIONAL HEALTH PARTNERS INC. (the "Corporation") will be held at *the Ernst & Young Tower, Plus 15 Meeting Rooms, 440-2 Ave SW*, Calgary, Alberta on Wednesday, December 3rd, at 2:00 p.m., for the following purposes:

1. To receive and consider the financial statements of the Corporation for the year ended June 30, 2003, and the auditors' report thereon.

2. To fix the number of directors for the ensuing 12 month period at six (6).

3. To appoint auditors and to authorize the directors to fix their remuneration.

4. To consider and, if thought appropriate, pass an ordinary resolution to approve certain amendments to the stock option plan of the Corporation.

5. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

03 DEC -1 AM 7:21

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice of Meeting.

Shareholders of the Corporation who are unable to attend the meeting in person are requested to date and sign the enclosed form of proxy and to mail it to or deposit it with the Corporation's Agent, Alberta Compliance Services Inc., 602, 304 – 8th Avenue A.W., Calgary, Alberta T2P 1C2. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of the meeting or any adjournment thereof.

The Board of Directors of the Corporation has fixed the Record Date for the Meeting, the close of business on October 28, 2003. Only shareholders of the Corporation of record as at that date are entitled to receive notice of and to vote at the Meeting, unless such shareholder transfers shares after the Record Date and the transferee of those shares establishes that he owns the shares and demands, not later than the close of business on the date ten (10) days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Calgary, Alberta, this 28th day of October, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"David B. McQuaig"

David B. McQuaig
President and Chief Executive Officer

82 - 4868

INTERNATIONAL HEALTH PARTNERS INC.
(the "Corporation")

INFORMATION CIRCULAR

for the Annual and Special Meeting
to be held on Wednesday, December 3, 2003

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies for use at the Annual and Special Meeting of the Shareholders of the Corporation (the "Meeting") to be held on December 3, 2003, at 2:00 p.m. (Calgary time), at the Ernst & Young Tower, Plus 15 Meeting Rooms, 440–2 Ave SW, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting. Instruments of proxy must be received by the Corporation's agent, Alberta Compliance Services Inc., Suite 602, 304 - 8th Avenue S.W., Calgary, Alberta T2P 1C2, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment thereof. The Board of Directors of the Corporation has fixed the **Record Date** for the Meeting at the close of business on **October 28, 2003**. Only shareholders of the Corporation of record as at that date are entitled to receive notice of and to vote at the Meeting, unless such shareholder transfers shares after the Record Date and the transferee establishes ownership of such shares and demands, not later than the close of business ten (10) days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote.

Voting of Common Shares - Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold shares in their own name ("beneficial shareholders"). Beneficial shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders can be recognized and acted upon at the meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the broker or an agent of a broker. Shares held by brokers or their nominees can be voted upon the instructions of the beneficial shareholder. The directors and officers of the Corporation do not know for whose benefit the shares are registered. ***Therefore, beneficial shareholders will not be recognized at the Meeting for the purposes of voting their shares in person or by way of proxy.***

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of the meeting. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial shareholders in order to ensure that their shares are voted at the meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP mails the proxy materials to the beneficial shareholders and asks them to return the Voting Information Forms ("VIF") to ADP. ***A beneficial shareholder receiving a VIF from ADP will not be able to use that proxy to vote shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the shares voted.***

Registered Shareholders Revocability of Proxy

A registered shareholder ("shareholder") who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or shareholder's attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Persons Making Solicitations

The solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Proxy, Notice of Annual and Special Meeting, and this Information Circular will be borne by the Corporation. Solicitation will primarily be by mail. In addition, proxies may be solicited in person, by telephone or other means of communication and by directors, officers, and employees of the Corporation, who will not be specifically remunerated therefor.

Exercise of Discretion by Proxy

Common shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting, and where the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted on any ballot in accordance with the specification so made.

IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES WILL BE VOTED IN FAVOUR OF THE MATTERS TO BE ACTED UPON. THE PERSONS APPOINTED UNDER THE INSTRUMENT OF PROXY FURNISHED BY THE CORPORATION ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE PROXY AND NOTICE OF ANNUAL GENERAL MEETING. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR, MANAGEMENT OF THE CORPORATION KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER.

MATTERS TO BE ACTED UPON AT MEETING

1. FIXING THE NUMBER OF DIRECTORS

At the Meeting, it is proposed that the number of directors to be elected to hold office until the next annual meeting or until their successors are elected or appointed, subject to the articles or by-laws of the Corporation, bet set at six (6). There are currently six directors of the Corporation, each of whom retire from office at the Meeting.

2. ELECTION OF DIRECTORS

At the meeting, it is proposed that six directors be elected, to hold office until the next annual meeting or until their successors are elected or appointed. There are currently six directors of the Corporation, each of whom retire from office at the Meeting. Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of the election of directors of the nominees set forth below.

The names and municipalities of residence of the persons nominated for election as directors, the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation, the period served as director and the principal occupation of each are as follows:

Name and Principal Municipality of Residence	Principal Occupation During the Past Five Years	Director Since	Common Shares Beneficially Owned or Controlled(1)
David B. McQuaig (2) Calgary, Alberta	President and Chief Executive Officer of the Corporation since September 2002. Prior to September 2002, President, Director and Chief Financial Officer of the Corporation since 1997.	1997	743,000
Randall Dawson (2) Canmore, Alberta	Secretary of the Corporation since 1994. President and director of Alberta Spirits, Inc., since 1994.	1997	156,166
H. Steven Walton (2) Cypress, Texas	Managing Director of Cypress Capital, a Texas private investment company. Previously senior officer of Apple Orthodontix, a publicly traded healthcare practice management company. Mr. Walton currently serves as a director of White Horse Interactive, LLC., Logisco, Inc. and Clearsail, Inc.	1998	Nil
Robert J. Syverson Coronado, California	President of Crown Consulting, LLC, founded in 1998. President and CFO of Uniloc, Inc., from June 2000 to April 2002. COO for Roncone International, a division of Orthodontic Centres of America, from October 1998 to June 2000.	1998	Nil
Dr. Nathaniel Podilsky Edmonton, Alberta	Dentist. Dr. Podilsky owns and operarates 2 dental practices in Edmonton, AB for the past 15 years.	2001	925,000 (3)
Paul A. Grehan, Burnaby, British Columbia	Founder and Principal of Serious Business Solutions, since August 2001. Co-Founder and Director of M-chem Industries Corp., from January 1998 to July 2001. Interim "Change Over" President of Marine BioProducts Ltd., from November 1999 to August 2000. Executive VP, President and Director of Savolite Corporation, from September 1994 to December 1997.	2003	240,000

(1) Information as to shares beneficially owned, not being in the knowledge of the Corporation, has been furnished by the respective directors.
(2) Member of Audit Committee; Mr. McQuaig is serving as Ex Officio Member.
(3) Includes shares held by DentaCare Inc., a company controlled by Nathaniel Podilsky.

Paul A. Grehan was appointed director since the last annual meeting of shareholders.

3. APPOINTMENT OF AUDITORS

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Buchanan Barry, LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration. Buchanan Barry, LLP have been the Corporation's auditors since April 2002.

4. APPROVAL OF STOCK OPTION PLAN

Pursuant to Policy 4.4 of the TSX Venture Exchange, the Corporation is required to obtain shareholder approval for the Corporation's Stock Option Plan ("Proposed Plan"). The Corporation currently has an incentive stock option plan ("Old Plan"), however, in order to comply with Policy 4.4, the Corporation is presenting the Proposed Plan for shareholder approval. The Proposed Plan is the current Old Plan updated to reflect the current policies of the TSX Venture Exchange. The Proposed Plan is attached as Appendix A to this Information Circular. The Board of Directors recommends that the shareholders vote in favour of the Proposed Plan.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at October 28, 2003, 11,883,107 common shares of the Corporation were issued and outstanding, each such share carrying the right to one vote at the Meeting. A quorum for the transaction of business at the Meeting is not less than one (1) person present holding or representing by proxy not less than five per cent (5%) of the shares entitled to be voted.

To the knowledge of the directors and senior officers of the Corporation, as at October 28, 2003, no person or corporation beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For the purposes of this section, "executive officer" means the Chairman and the Vice-Chairman of the Board of Directors, the President, and any Vice-President in charge of a principal business unit such as sales, finance, or corporate planning, and any other officer of the Corporation who performs a policy-making function in respect of the Corporation, whether or not such officer is also a director of the Corporation. As at June 30, 2003, the Corporation had two (2) executive officers.

1. Aggregate Remuneration

The aggregate cash compensation paid to the Corporation's executive officers for services rendered during the financial year ended June 30, 2003 was $116,196.12. Cash compensation includes salaries, fees (including directors' fees), commissions and bonuses and, in addition to amounts actually paid during and for the most recently completed financial year, cash compensation includes: bonuses to be paid for services rendered during the most recently completed financial year unless those amounts have not yet been allocated; bonuses paid during the most recently completed financial year for services rendered in a previous financial year; and any compensation other than bonuses earned during the most recently completed financial year, the payment of which is deferred.

2. Executive Compensation

Summary Compensation Table

The Summary Compensation Table below sets forth all compensation information concerning the Named Executive Officers of the Corporation for the fiscal years ended June 30, 2003, 2002 and 2001. No named executive officer received compensation exceeding $100,000 during the last three completed fiscal years except as set out in the table below.

		Annual Compensation	**Long-Term Compensation**	
Name and Principal Position	Year	Salary ($)	Securities Under Options Granted (1) (2)	All other Compensation ($)
David B. McQuaig, President and CEO	2003	84,766	212,500	12,500
	2002	82,000	172,500	10,000
	2001	79,000	42,000	14,500
Brian Lamb Chief Financial Officer	2003	Nil		31,428
	2002	Nil	75,000	27,110

NOTES:

(1) Denotes number of common shares of the Corporation covered by options during the year.

(2) The Corporation did not pay or provide: (a) any bonuses; (b) any other annual compensation; (c) restricted stock awards; or (d) any long-term incentive plan awards or payments in any of the years ending June 30, 2003, 2002 or 2001.

(3) The Corporation does not have in place any long-term incentive plan other that the stock option plan.

Aggregated Option Exercises in Last Financial year and Financial Year-end Option Values

The following table summarized the number of common shares acquired during the fiscal year ended June 30, 2003 by the Chief Executive Officer of the Corporation pursuant to the exercise of the stock options, the aggregate value realized upon such exercise and the number of common shares covered by unexercised options under the Plan as at June 30, 2003. Value realized upon exercise is the difference between the fair market value of the underlying shares on the exercise date and the exercise or base price of the options. The value of the unexercised in-the-money options at the fiscal year end is the difference between the exercise or base price of the options and the fair market value of the underlying shares on June 30, 2003 which was $0.10 per common share. These values, unlike the amounts set forth in the column "Aggregate Value Realized", have not been and may never be, realized. The options have not been, and may not be, exercised and actual gains, if any, on exercise will depend on the value of the underlying shares on the date of exercise. There can be no assurance that these values will be realized.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Year-End 2003 Exercisable/ Unexercisable (#)	Value of Unexercised In-the-money Options at Year-end 2003 Exercisable/Unexercisable ($)
David McQuaig	nil	nil	212,500	nil

Compensation of Directors

The directors of the Corporation do not receive a fee for attending meetings but are entitled to receive reimbursement for traveling and other expenses properly incurred while attending meetings of the Board of Directors or any committee thereof or in the performance of their duties as directors of the Corporation. The aggregate compensation paid to the directors of the Corporation and its subsidiaries as directors during the financial year ended June 30, 2003 was nil.

Other Compensation

The aggregate value of the other compensation (including benefits) paid by the Corporation to executive officers of the Corporation did not exceed the lesser of $10,000 times the number of executive officers and 10% of the cash compensation paid to executive officers during the financial year ended June 30, 2003.

Stock Options

The Corporation has a Stock Option Plan (the "Plan") authorizing the grant of options to designated participants (being directors, officers, employees, or consultants of the Corporation). The Board of directors of the Corporation will make available common shares for stock options in the number, at the exercise price and during the period that it considers appropriate.

During the last fiscal year, the Corporation granted 299,000 stock options to directors, employees and consultants with an exercise price of $0.10 per common share and expiry date of September 5, 2007.

Since June 30, 2003, 130,000 options were granted to officers, directors, employees and consultants. The following options granted to directors, officers and employees remain outstanding and unexercised as of October 31, 2003:

NAME	POSITION	# OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
David McQuaig	President	40,000	$0.10	05.09.2007
		168,300	$0.16	29.10.2006
		4,200	$0.36	16.03.2005
Nat Podilsky	Director	40,500	$0.10	05.09.2007
		34,500	$0.16	29.10.2006
Randy Dawson	Director	20,500	$0.10	05.09.2007
		4,500	$0.16	29.10.2006
		20,000	$0.36	16.03.2005
		30,000	$0.25	06.10.2004
Robert Syverson	Director	16,000	$0.10	05.09.2007
		22,500	$0.16	29.10.2006
		46,500	$0.25	06.10.2004
Steve Walton	Director	16,000	$0.10	05.09.2007
		22,500	$0.16	29.10.2006
		46,500	$0.25	06.10.2004
Paul A. Grehan	Director	75,000	$0.15	15.07.2008
Brian Lamb	Chief Financial Officer	75,000	$0.10	05.09.2007
Consultants		51,000	$0.10	05.09.2007
		25,800	$0.16	29.10.2006
		10,000	$0.36	16.03.2005
		43,200	$0.25	06.10.2004
		5,000	$0.15	15.07.2008
Employees		40,000	$0.10	05.09.2007
		15,000	$0.16	29.10.2006
		5,000	$0.36	16.03.2005
		15,000	$0.25	06.10.2004
		50,000	$0.15	15.07.2008

Indebtedness of Directors and Senior Officers

Management of the Corporation is not aware of any indebtedness outstanding by directors or senior officers of the Corporation to the Corporation or its subsidiaries at any time since the commencement of the last completed financial year of the Corporation.

Management Contracts

There are no management functions of the Corporation, or it subsidiaries, which are performed to a substantial degree by a person other than a director or senior officer.

INTEREST OF INSIDERS IN MATERIAL TRANSACTION

There were no material interests, direct or indirect, of directors and senior officers of the Corporation, nominees for director, any shareholder who beneficially owns more than 10% of the shares of the Corporation, or any known associate or affiliate of such persons in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSON AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director or nominee for director, or senior officer or anyone who held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

OTHER MATTERS

Management knows of no amendment, variation, or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular has been approved by the Directors of the Corporation. *The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.*

DATED at Calgary, Alberta, this 28th day of October 2003.

"Signed"
David B. McQuaig
President & Chief Executive Officer

"Signed"
Brian Lamb
Chief Financial Officer

SCHEDULE "A"

INTERNATIONAL HEALTH PARTNERS INC.

STOCK OPTION PLAN

1. Purpose of the Plan

The purpose of this plan (the "Plan") is to develop the interest of bona fide Officers, Directors, Employees, Management Company Employees, and Consultants of International Health Partners Inc. and its subsidiaries (collectively, the "Corporation") in the growth and development of the Corporation by providing them with the opportunity through stock options to acquire an increased proprietary interest in the Corporation.

2. Administration

The Plan shall be administered by the Board of Directors of the Corporation, or if appointed, by a special committee of Directors appointed from, time to time by the Board of Directors of the Corporation (such committee, or if no such committee is appointed, the Board of Directors of the Corporation, is hereinafter referred to as the "Committee") pursuant to rules of procedure fixed by the Board of Directors.

3. Granting of Options

The Committee may from time to time designate bona fide Directors, Officers, Employees, Management Company Employees and Consultants of the Corporation (or in each case their personal holding companies) (collectively, the "Optinees"), to whom options ("Options") to purchase common shares ("Common Shares") of the Corporation may be granted, and the number of Common Shares to be optioned to each, provided that:

(a) the total number of Common Shares issuable pursuant to the Plan shall not exceed ten percent (10%) of the issued and outstanding Common Shares, subject to adjustment as set forth in section 10 hereof, and further subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange (the "TSX Venture");

(b) the number of Common Shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed five percent (5%) of the Outstanding Common Shares;

(c) the number of Common Shares reserved for issuance, within a one-year period, to any one Consultant of the Corporation may not exceed two percent (2%) of the Outstanding Common Shares;

(d) the aggregate number of Common Shares reserved for issuance, within a one-year period, to Employees or Consultants conducting Investor Relations Activities may not exceed two percent (2%) of the Outstanding Common Shares; and

(e) unless the Plan has been approved by the shareholders of the Corporation at a meeting thereof by a majority of the votes cast at the meeting, other than votes attaching to securities beneficially owned by Insiders of the Corporation to whom Common Shares may be issued pursuant to the Plan, and Associates of any such Insiders;

(i) the maximum number of Common Shares reserved for issuance pursuant to Options granted to Insiders at any time may not exceed ten percent (10%) of the number of Outstanding Common Shares;

(ii) the maximum number of Common Shares which may be issued to Insiders, within a one-year period, may not exceed ten percent (10%) of the number of Outstanding Common Shares; and

(iii) the maximum number of Common Shares which may be issued to any one Insider and the Associates of such Insider, within a one-year period, may not exceed five percent (5%) of Outstanding Common Shares;

provided that for the purposes of paragraphs (i), (ii) and (iii) above, an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Common Shares issuable to Insiders.

4. Vesting

The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting.

5. Exercise Price

The exercise price (the "Exercise Price") of any Option shall be fixed by the Committee when such Option is granted, provided that such price shall not be less than the discounted Market Price of the common Shares, or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange.

In the event that the Corporation proposes to reduce the Exercise Price of Options granted to an Optionee who is an Insider of the Corporation at the time of the proposed amendment, said amendment shall not be effective until disinterested shareholder approval has been obtained in respect of said Exercise Price reduction.

6. Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant, but subject to the roles of any stock exchange or other regulatory body having jurisdiction (presently restricted to five years). Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable or transferable. In addition, each Option shall provide that:

(a) upon the death of the Optionee, the Option shall terminate on the date determined by the Committee, which date shall not be later than the earlier of the expiry date of the Option and one year from the date of the death (the "Termination Date");

(b) if the Optionee shall no longer be a Director or Officer of, be in the employ of, or be providing ongoing management or consulting services to the Corporation, the Option shall terminate on the earlier of the expiry date of the Option and the expiry of the period (the "Termination Date") not in excess of ninety (90) days prescribed by the Committee at the time of grant, following the date that the Optionee ceases to be a Director, Officer or Employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be; and

(c) if the Option is granted to an Optionee who is engaged in Investor Relations Activities on behalf of the Corporation, the Option shall terminate on the earlier of the expiry date of the Option and the expiry of the period (the "Termination Date") not in excess of thirty (30) days prescribed by the Committee at the time of grant, following the date that the Optionee ceases to provide ongoing Investor Relations Activities;

provided that the number of Common Shares that the Optionee (or his or hers heirs or successors) shall be entitled to purchase until the Termination Date shall be the number of Common Shares which the Optionee was entitled to purchase on the date of death of the date the Optionee ceased to be an Officer, Director or Employee of, or ceased providing ongoing management or consulting services to the Corporation, as the case may be.

7. Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office, or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased.

8. Mergers, Amalgamation and Sale

If the Corporation shall become merged (whether by plan of arrangement or otherwise) or amalgamated within or with another corporation or shall sell the whole or substantially the whole of its assets and undertakings for shares or securities or another corporation, the Corporation shall, subject to this Section 8, make provision that, upon exercise of an Option during its unexpired period after the effective date of such merger, amalgamation or sale, the Optionee shall receive such number of shares of the continuing successor corporation in such merger or amalgamation or the securities or shares of the purchasing corporation as the Optionee would have received as a result of such merger, amalgamation or sale if the Optionee had purchased the shares of the Corporation immediately prior thereto for the same consideration paid on the exercise of the Option and had held such shares on the effective date of such merger, amalgamation or sale and, upon such provision being made, the obligation of the Corporation to the Optionee in respect of the Common Shares subject to the Option shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

9. Termination of Option in the Event of Take-Over Bid

In the event a take-over bid (as defined in the *Securities Act* (Alberta), which is not exempt from the take-over bid requirements of Part 14 of the *Securities Act* (Alberta) (or its replacement or successor provisions) shall be made for the Common Shares of the Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may require the disposition of the Optionee and the termination of any obligations of the Corporation to the Optionee in respect of any Options granted by paying to the Optionee in cash the difference between the exercise price of unexercised Options and the fair market value of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date, which determination of fair market value shall be conclusively made by the Committee, subject to approval by the stock exchanges upon which the Common Shares are then listed, if required by such exchanges. Upon payment as aforesaid, the Options shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

10. Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares of the Corporation resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares of the Corporation, the payment of stock dividends by the Corporation, or other relevant changes in the capital of the Corporation.

11. Option Agreements

A written agreement will be entered into between Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to Option, the Exercise Price, provisions as to vesting and expiry, and any other terms approved by the Committee, all in accordance with the provisions of the Plan. The agreement will be in such form as the Committee may from time to time approve, or authorize the officers of the Corporation to enter into, and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen, and the rules of any regulatory body having jurisdiction over the Corporation.

12. Regulatory Authorities Approval

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to such approval shall be conditional upon such approval being given, and no such Options may be exercised unless such approval, if required, is given.

13. Amendment or Discontinuance of the Plan

The Committee may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan, and provided further that any amendment to the Plan will require the prior consent of the TSX Venture Exchange, or such other or additional stock exchange on which the Common Shares are listed for trading.

14. Common Shares Duly Issued

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon receipt by the Corporation of the Exercise Price therefore in accordance with the terms of the Option, and the issuance of Common Shares thereunder will not require a resolution of approval of the Board of Directors of the Corporation.

15. Prior Plans

This Plan shall come into force and effect on December 3, 2003 and entirely replaces and supercedes prior share option plans enacted by the Board of Directors of the Corporation, or its predecessor corporations.

16. Definitions

(a) If in this Plan, capitalized terms used herein that are not otherwise defined herein, shall have the meaning ascribed thereto in the Corporate Finance Manual of the TSX Venture Exchange, and in particular, in policies 1.1 and 4.4 of said Corporate Finance Manual.

(b) "Outstanding Common Shares" at the time of any share issuance or grant of Options means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Options in question on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX VentureExchange.

17. Effective Date

The Effective Date of this Plan is December 3, 2003.

INTERNATIONAL HEALTH PARTNERS INC.

PROXY

For the Annual and Special Meeting of Shareholders
To be held on December 3, 2003

The undersigned shareholder of International Health Partners Inc. (the "Corporation") hereby appoints David B. McQuaig, President and Chief Executive Officer of the Corporation, or, failing him, Dr. Nathaniel Podilsky, Director of the Corporation, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Shareholders of the Corporation (the "Meeting"), to be held on **December 3, 2003,** at 2:00 p.m. (Calgary Time) and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. **For** [ ] **Against** [ ]

   To fix the number of directors for the ensuing 12 month period at six (6) members.

2. **For** [ ] **Against** [ ]

   The election of directors for the ensuing 12 month period of the nominees as a group named in the management information circular accompanying this instrument of proxy.

3. **For** [ ] **Against** [ ]

   The appointment of Buchanan Barry, LLP, Chartered Accountants, as auditors of the Corporation at remuneration to be fixed by the directors.

4. **For** [ ] **Against** [ ]

   On the ordinary resolution to approve certain amendments to the stock option plan of the Corporation.

5. **For** [ ] **Against** [ ]

   At the discretion of the nominee/proxyholder, upon amendments or variation to matters identified in the Notice of the Meeting, and upon such other business as may properly come before the Meeting, or any adjournments thereof.

This instrument of proxy is solicited on behalf of the management of the corporation. The shares represented by this instrument of proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above, or if no direction is given, will be voted in favor of the above matters.

A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) to represent him at the meeting other than the persons specified above. Such right may be exercised either by writing the name of the person to be appointed in the blank space provided in the opening paragraph of this proxy, in which case only the person so named may vote the said shares at the meeting, or by making use of another form of proxy.

DATED this ____________day of _______________, 2003.

____

(Signature) (If signature is on behalf of a body corporate, please indicate signatory's capacity).

____

Name of Shareholder (Please Print)

____

Number of Shares Voted

Notes:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.
3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.
4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the Corporation, c/o Alberta Compliance Service Inc., 602, 304 – 8th Avenue S.W., Calgary, Alberta T2P 1C2 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of the Meeting, or any adjournment thereof.
5. A proxy is valid only at the meeting in respect of which it is given or any adjournments(s) of that meeting provided, however, the Chairman of the meeting may at his discretion accept proxies received after this time up to and including the time of the Meeting, or any adjournment thereof.